November 14, 2008

R. Stan Puckett
Chairman of the Board and Chief Executive Officer
Green Bankshares, Inc.
100 North Main Street
P.O.Box 1120
Greeneville, TN 37743

   Re: **Green Bankshares, Inc.**
     Revised Schedule 14A
     Filed November 12, 2008
     File No. 000-14289

Dear Mr. Puckett:

  We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

1. We note your response to our former comments 5 and 6; please revisit these comments in light of the following:

 If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on any of your financial statements, you should provide pro forma information (balance sheet and income statement, regardless of whether the effect is only material to one of the financial statements) discussing the effects of the potential Treasury Department transactions, including the potential effects on net interest margin related to factually supportable assumptions regarding the use of proceeds, the impact on net income available to common shareholders related to the accretion and dividends on the preferred stock, and the related effects on basic earnings per share, diluted earnings per share, and diluted shares outstanding. As it relates to assumptions regarding the use of proceeds from the transactions, the assumptions must be factually supportable, such as an assumption regarding the pay down of existing borrowings or the investment of the proceeds in federal funds sold. However, you may also provide additional disclosure regarding any other plans you may have for the proceeds and disclose the fact that they have not been reflected in the pro forma income statements as they do not meet the factually supportable criteria.

Please also provide brief descriptions of the pro forma adjustments you are making and discuss any relevant assumptions in your analysis, such as assumptions about interest savings, interest income earned on proceeds invested, and a statement that the treasury stock method was used for purposes of evaluating the effect of the warrants on diluted shares outstanding. You should also briefly discuss the methodology used to allocate the transaction proceeds among the securities that may be issued to the Treasury Department (relative fair value method) and the methodology used to amortize the discount on the preferred stock.

Finally, please ensure your pro forma financial information addresses the impact of both the minimum and maximum estimated proceeds. The pro forma balance sheet information should be based on the most recent balance sheet date, and pro forma income statements should be provided for the most recent annual period and the most recent interim period.

To the extent that you do not believe the sale of the securities to the Treasury Department is material, please provide us with you quantitative and qualitative analysis of your conclusion. Your analysis should provide the impact to each of the items discussed above, as well as to total shareholders' equity and your capital ratios.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3448 with any questions.

Sincerely,

Jessica Livingston
Staff Attorney